FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of October 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                            Abbey House, Baker Street
                             London NW1 6XL, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F ..X..      Form 40-F ....

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ....        No  ..X..

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FOR IMMEDIATE RELEASE                                         15th October, 2002


                               ABBEY NATIONAL PLC

The Board of Abbey National plc ("Abbey National") (the "Board") notes the announcement made by Bank of Ireland this morning.

Our initial assessment is that although additional detail has been provided in selected areas, the announcement provides no material new information beyond that contained in the letter received by Abbey National on 19th September, 2002. This letter was carefully evaluated by Abbey National's advisers and considered fully at a meeting of the Board on 7th October, 2002.

The Board considered there to be questionable strategic fit between the two groups and limited cost and uncertain revenue synergies. In the Board's view, Bank of Ireland's financial resources would bring little to a group of Abbey National's scale and complexity. Accordingly, the value creation proposition for Abbey National shareholders rests substantially on Abbey National's own recovery prospects, diluted by the disruption any such transaction would cause. The dependence on the Bank of Ireland share price further underlines the uncertain value and inherent risk for Abbey National shareholders.

At its meeting, the Board unanimously concluded that the best route to maximising value for our shareholders at this time was to continue with the substantive internal operating and structural changes announced at the time of the interim statement, which are well under way.

Considering today's announcement by Bank of Ireland, this view has not changed. The Board will of course continue to examine carefully the additional detail provided and consult with its advisers. A further announcement will be made as appropriate.

Enquiries to:

Thomas Coops                        Christina Mills              Susan Gilchrist
Director of Corporate Affairs       Head of Media Relations      Brunswick Group
Abbey National                      Abbey National               020 73965301
020 77565536                        020 77564212

Jon Burgess
Head of Investor Relations
Abbey National
020 77564182


The Directors of Abbey National plc are the persons responsible for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors of Abbey National plc accept such responsibility accordingly.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ABBEY NATIONAL plc


Date: 15 Oct 2002                           By  /s/ Jonathan Burgess
                                                -------------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations